Exhibit 12.(a)(1)(v)

Morgan Stanley China A Share Fund, Inc.

c/o Morgan Stanley Investment Management Inc.
1585 Broadway
New York, New York 10036

Dear Stockholder:

At a meeting held on December 3-4, 2025, the Board of Directors of Morgan Stanley China A Share Fund, Inc. (the “Fund”), voted in favor of a proposal to conduct a tender offer for shares of the Fund’s common stock (“Shares”). Accordingly, the Fund is hereby commencing an offer to purchase up to 20% of the Fund’s outstanding Shares. The offer is for cash at a price equal to 98.5% of the Fund’s net asset value per Share (“NAV”) as of the close of regular trading on the New York Stock Exchange (“NYSE”) on March 31, 2026, or the business day following such later date to which the Offer is extended, upon the terms and conditions set forth in the enclosed Issuer Tender Offer Statement and the related Letter of Transmittal (which together constitute the “Offer”).

The Offer is intended to provide tendering Stockholders with a monetary benefit to the extent that the tender price is above the trading price of the Fund’s Shares. The deadline for participating in the Offer is 5:00 p.m., Eastern Time, March 31, 2026, or such later date to which the Offer is extended (the “Termination Date”). The pricing date for the Offer is the close of regular trading on the NYSE on March 31, 2026, unless the Offer is extended (the “Pricing Date”). Should the Offer be extended, the Pricing Date will be at the close of regular trading on the NYSE on the business day following the Termination Date, as extended. Stockholders who choose to participate in the Offer can expect to receive payment for Shares tendered and accepted on or about April 3, 2026, unless the Offer is extended (the “Payment Date”).

If, after carefully evaluating all information set forth in the Offer, you wish to tender Shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Stockholders are urged to consult their own investment and tax advisers and make their own decisions whether to tender any Shares.

As of February 20, 2026, the Fund’s NAV was $20.65 per Share and 16,817,828 Shares were issued and outstanding. The Fund’s NAV during the pendency of this Offer may be obtained by contacting Georgeson LLC, the Fund’s Information Agent, toll free at 888-355-3492, between 9:00 a.m. and 11:00 p.m. Eastern Time, Monday through Friday, or between 12:00 p.m. and 6:00 p.m. Eastern Time, Saturday.

Neither the Fund nor its Board of Directors (the “Board”) is making any recommendation to any Stockholder whether to tender or refrain from tendering Shares in the Offer. The Fund and the Board urge each Stockholder to read and evaluate the Offer and related materials carefully and make his or her own decision. Questions, requests for assistance and requests for additional copies of this Offer and related material should be directed to Georgeson LLC, the Fund’s Information Agent, at 888-355-3492, between 9:00 a.m. and 11:00 p.m. Eastern Time, Monday through Friday, or between 12:00 p.m. and 6:00 p.m. Eastern Time, Saturday.

Very truly yours,

John H. Gernon
President and Principal Executive Officer

March 3, 2026